EXHIBIT h.1


FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-         )

Filings Under the Public Utility Holding Company Act of 1935 ("Act").

June  xx, 2000


Notice is hereby given that the following filings has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by July xx, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


   CONSOLIDATED EDISON, INC. (File 70-9613)

   	Consolidated Edison, Inc. ("New CEI") 4 Irving Place, New York, N.Y., 10003, a Delaware Corporation currently not a public utility holding company, Consolidated Edison, Inc. ("CEI"), a New York corporation, 4 Irving Place, New York, N.Y., 10003, a gas and electric holding company exempt from registration under the Public Utility Holding Company Act of 1935 (the "Act") and Northeast Utilities, 174 Brush Hill Avenue, West Springfield, MA 01090, a registered gas and electric public utility holding company ("NU") have filed an application/declaration (the "Application") under sections 6(a), 7, 8, 9(a), 10 and, by reference, Section 11 and Rule 58 under the Act.

The Application seeks approvals relating to the proposed combination of CEI and NU under New CEI. Under the proposal, CEI will merge with and into New CEI, which is currently a wholly-owned subsidiary of CEI, with New CEI being the surviving entity, and NU will merge with N Acquisition LLC, a Massachusetts limited liability company controlled by New CEI, with NU being the surviving entity, all as set forth in an Amended and Restated Agreement and Plan of Merger dated as of January 11, 2000 (the "Merger Agreement"). Upon consummation of the merger, (i) the holders of CEI's common shares and NU's common shares will together own all of New CEI's outstanding shares of common stock, (ii) New CEI will register as a public utility holding company under the Act, (iii) New CEI will own all of the assets of CEI and (iv) NU will be a wholly-owned subsidiary of New CEI and continue to be registered under the Act.

	CEI is a public utility holding company for Consolidated Edison Company of New York, Inc. ("CECONY") and Orange and Rockland Utilities, Inc. ("O&R"), and certain non-utility subsidiaries and is not itself an operating company. CEI is exempt from all provisions of the Act by virtue of Section 3(a)(1) except for Section 9(a)(2) thereof. CECONY provides electric service and natural gas service to customers in New York City and Westchester County. CECONY also supplies steam service to customers in parts of Manhattan. O&R provides electric service and natural gas service to customers in southeastern New York State and, through its public utility subsidiaries, Pike County Light and Power Company and Rockland Electric Company, adjacent sections of Pennsylvania and New Jersey. O&R is exempt from all provisions of the Act by virtue of Section 3(a)(2) except for Section 9(a)(2) thereof.
As of March 31, 2000, CEI had total assets of $15.5. billion and had operating revenues for the 12-month period ending March 31, 2000 of approximately $8 billion, and had approximately 3.2 million electric utility customers in New York, New Jersey and Pennsylvania and 1.1 million gas utility customers in New York, Pennsylvania and New Jersey. CEI also holds various nonutility companies engaged in various energy related activities.

Northeast Utilities is the parent of a number of companies comprising the Northeast Utilities system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly-owned subsidiaries, The Connecticut Light and Power Company ("CL&P"), Public Service Company of New Hampshire ("PSNH") and Western Massachusetts Electric Company ("WMECO"), and additionally furnishes retail electric service to a limited number of customers through another wholly-owned subsidiary, Holyoke Water Power Company ("HWP"), doing business in and around Holyoke, Massachusetts. In addition to their retail electric service business, CL&P, PSNH, WMECO and HWP (including its wholly-owned subsidiary, Holyoke Power and Electric Company) (collectively, the "NU Operating Companies") together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast. The System serves approximately 30 percent of New England's electric needs. As of March 31, 2000, NU had total assets of $9.8 billion (not including YES assets) and had total revenues for the 12-month period ending March 31, 2000 of $4.8 billion and had approximately 1.7 million electric utility customers in Connecticut, Massachusetts and New Hampshire. NU also holds various nonutility companies engaged in various energy related activities.

In addition, in March, 2000, Yankee Energy System, ("YES"), a gas utility holding company merged with and into NU. YES is a public utility holding company incorporated in Connecticut. In addition to being the holding company for Yankee Gas, it also is the holding company for four active non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo") and R.M. Services, Inc. ("RMS"). YES had total assets of $926.3 million for the period ended March 31, 2000 and total revenues for the 12-month period ended March 31, 2000 of $327.1 million and served approximately 185,000 customers in Connecticut

	After the Merger is consummated, New CEI will be a registered public utility holding company under the Act. It will own, directly, two public utilities, O&R and CECONY, a public utility holding company, NU, and various nonutility subsidiaries. O&R will also own two public utilities, Pike and RECO, and various nonutility subsidiaries. O&R will remain an exempt holding
company under Section 3(a)(2) of the Act.   NU will continue as a registered
public utility holding company under the Act and will own, directly, five public utilities, WMECO, CL&P, PSNH, NAEC and HWP, along with various other non-utility subsidiaries. NU will also own, directly, YES, which will be an exempt public utility holding company under the Act which will own one public utility, Yankee Gas, and various other nonutility subsidiaries. The combined system will provide electric service to parts of New York, Pennsylvania, New Jersey, Connecticut, Massachusetts and New Hampshire and gas service to parts of Connecticut, New York, and Pennsylvania.

Under the Merger Agreement, (i) CEI will merge into New CEI, with New
CEI being the surviving corporation, and (ii) N Acquisition LLC, a Massachusetts limited liability company controlled by CEI, will merge with and into NU, with NU being the surviving entity. Upon completion of the Merger, the holders of CEI common shares and NU common shares will together own all of New CEI's outstanding shares of common stock, New CEI will own all of the assets of CEI and NU will be a wholly-owned subsidiary of New CEI.

	The Merger Agreement provides that NU shareholders may elect to receive, for each NU common share they own, a fraction (the "Exchange Ratio") of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of a CEI common share over 20 trading days randomly selected from the 40 trading days ending five trading days prior to the closing. However, the CEI share price used to calculate the Exchange
Ratio will not be less than $36.00 nor greater than $46.00. Also, $1.00 will be added to the numerator if, prior to the closing of the Merger, certain NU subsidiaries enter into binding agreements to sell to one or more non-affiliated third parties their respective interests in the Millstone Station Unit 2 and Millstone Station Unit 3 nuclear power plant assets, in accordance, in all material respects, with applicable law and the rules and regulations of the Connecticut Department of Public Utility Control ("DPUC") for approval of such agreements and (x) the Utility Operations and Management Unit of the DPUC has submitted a formal written recommendation to the DPUC for approval of the agreements or (y) the DPUC has issued a final order approving the agreements (the "divestiture condition"). In addition, in the event the Merger does not close by August 5, 2000, $.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the Merger.

	In the alternative, holders of NU common shares may elect to receive cash consideration equal to $25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the Merger, NU satisfies the divestiture condition and an additional $.0034 per share will be payable for every day after August 5, 2000 through the day prior to the closing of the Merger.

	If the Merger closes on or prior to December 31, 2000, and the divestiture condition has not been satisfied but thereafter and on or prior to December 31, 2000, NU satisfies the divestiture condition, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

The Merger Agreement is subject to customary mutual closing conditions such as approval by the CEI and NU shareholders, absence of legal prohibitions on completion of the Merger, New CEI's registration statement on Form S-4 not being subject to any stop order or proceeding seeking a stop order, and approval for listing on the New York Stock Exchange of the shares of New CEI common stock to be issued in the Merger, subject to official notice of issuance. In addition, the Merger Agreement is subject to customary closing conditions specific to each party, such as the accuracy of the representations and warranties given by the other party, the absence of a material adverse change in the financial condition of the other party and receipt of all regulatory approvals.

	The Merger Agreement also contains certain covenants relating to the conduct of business by NU pending the consummation of the Transaction, which are customarily contained in merger transactions generally. Among other things, NU must carry on its business in the ordinary course consistent with past practice, and may not increase dividends beyond specified levels or issue capital stock, all except as otherwise specified. The Merger Agreement also contains customary restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness and certain increases in employee compensation and benefits and affiliate transactions.